Exhibit 3(i)(d)

TRIPLE-S MANAGEMENT CORPORATION

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION

TRIPLE-S MANAGEMENT CORPORATION (the “Corporation”), a corporation organized and existing under the laws of the Commonwealth of Puerto Rico, does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation, duly held and convened on February 14, 2017, resolutions were duly adopted approving proposed amendments (the “Amendments”) to Paragraphs A and C of Article TENTH and Paragraph B of Article THIRTEENTH to the Corporation’s Amended and Restated Articles of Incorporation and declaring said Amendments advisable in the form set forth herein.

SECOND: That at the annual meeting of shareholders of the Corporation held on April 28, 2017, the inspectors of election appointed for the purpose of conducting and tabulating the votes of the shareholders for and against the adoption of the Amendments, executed and delivered a certificate to the effect that more than a majority of the issued and outstanding stock of the Corporation entitled to vote on the Amendments voted in favor of the said Amendments.

THIRD: That the Amendments have been adopted in accordance with the applicable provisions of Article 8.02(B) of the Puerto Rico General Corporations Law of 2009, as amended.

FOURTH: That Paragraph A of Article TENTH of the Corporation’s Amended and Restated Articles of Incorporation is hereby amended in its entirety to read as follows:

“A. The business affairs of the Corporation shall be managed under the direction of a Board of Directors consisting of not less than seven (7) Directors, nor more than thirteen (13) Directors.”

FIFTH: That Paragraph C of Article TENTH of the Corporation’s Amended and Restated Articles of Incorporation is hereby amended in its entirety to read as follows:

“C. Every director will perform his/her duties until his/her successor is duly elected and in possession of his/her position.”

SIXTH: That Paragraph B of Article THIRTEENTH of the Corporation’s Amended and Restated Articles of Incorporation is hereby amended in its entirety to read as follows:

“B. The Board of Directors of the Corporation shall have the power to amend the Bylaws of the Corporation by the vote of a majority of the whole Board of Directors of the Corporation. The shareholders of the Corporation shall not have the power to amend the Bylaws of the Corporation unless such amendment shall be approved by the holders of at least a majority of the then issued and outstanding shares of capital stock entitled to vote thereon. Notwithstanding anything contained in these Articles of Incorporation of the Corporation to the contrary, the approval of BCBSA (unless each and every License Agreement with BCBSA to which the Corporation or its subsidiaries shall be subject shall have been terminated) shall be required to amend Section 2.8, the last sentence of Section 3.1, the first sentence of Section 3.4(a), Section 3.13, Section 3.14(b) and the BCBSA approval requirement contained in Section 6.6 of the By-Laws of the Corporation and the BCBSA approval requirement contained in this Article THIRTEENTH. For purposes of this Section B of Article THIRTEENTH, the term “whole Board of Directors of the Corporation” means the total number of Directors which the Corporation would have as of the date of such determination if the Board of Directors of the Corporation had no vacancies.”

IN WITNESS WHEREOF, Triple-S Management Corporation has caused its corporate seal to be hereunder affixed and this Certificate to be signed by Daniel E. Gonzàlez-Ortiz, as Assistant Corporate Secretary of the Corporation, this 8th day of May, 2017.

[Corporate Seal]

/s/ Daniel E. Gonzàlez-Ortiz
Daniel E. Gonzàlez-Ortiz
Assistant Corporate Secretary